May 21, 2019

Felipe Dutra
Chief Financial and Solutions Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1
3000 Leuven, Belgium

       Re: Anheuser-Busch InBev SA/NV
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 001-37911

Dear Mr. Dutra:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining